ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

PRELIMINARY INFORMATION

The following Management’s Discussion and Analysis (“MD&A”) of Endeavour Silver Corp. (the “Company” or “Endeavour”) should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010 and the related MD&A. Additional information relating to the Company including most recent Annual Information Form is on sedar at www.sedar.com, and the Company’s most recent annual report on Form 40-F has been filed with the US Securities and Exchange Commission (the “SEC”). It should be noted that the Company’s audited consolidated financial statements for the year ended December 31, 2010 was prepared in accordance with Canadian generally accepted accounting principles (“CAN GAAP”), the reconciliation of which can be found beginning on page 38 of this MD&A.

All financial information in this MD&A related to 2011 and 2010 has been prepared in accordance with International financial reporting standards (“IFRS”), and all dollar amounts are expressed in US dollars unless otherwise indicated.

Cautionary Note concerning Forward-Looking Statements: This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2012, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities as filed with the SEC in our Annual Report on Form 40-F. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

Cautionary Note to U.S. Investor’s concerning Estimates of Reserves and Measured, Indicated and Inferred Resources: This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

TABLE OF CONTENTS

1	History and Strategy	Page 3

2	Operating Performance	Page 3

3	Reserves and Resources	Page 12

4	Consolidated Financial Results	Page 15

5	Liquidity and Capital Resources	Page 20

6	Annual Outlook	Page 25

7	Changes in Accounting Policies and Critical Accounting Estimates	Page 26

8	Risks and Uncertainties	Page 28

9	Controls and Procedures	Page 37

10	International Financial Reporting Standards	Page 38

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

HISTORY AND STRATEGY

The Company is engaged in the evaluation, acquisition, exploration, development and exploitation of silver mining properties in Mexico and in exploration in Chile.

Historically, the business philosophy was to acquire and explore early-stage mineral prospects in Canada and the United States. In 2002 the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appeared to be relatively un-explored using modern exploration techniques and offered promising geological potential for precious metals exploration and production.

After evaluating several mineral properties in Mexico in 2003, the Company negotiated an option to purchase the Guanacevi silver mines and process plant located in Durango, Mexico in May 2004. Management recognized that even though the mines had run out of ore, little modern exploration had been carried out to discover new silver ore-bodies. Exploration drilling commenced in June 2004 and quickly met with encouraging results. By September 2004, sufficient high grade silver mineralization had been outlined to justify the development of an access ramp into the newly discovered North Porvenir ore-body. In December 2004, the Company commenced the mining and processing of ore from the new North Porvenir mine to produce silver dore bars.

In 2007, the Company replicated the success of Guanacevi with the acquisition of the Guanajuato Mines project in Guanajuato State. Guanajuato was very similar in that there was a fully built and permitted processing plant, and the mines were running out of ore, so the operation was for sale. The acquisition was finalized in May 2007 and as a result of the successful mine rehabilitation and exploration work conducted in 2008 and 2009, silver production, reserves and resources are growing rapidly and Guanajuato is now an integral part of the Company’s asset base. Both Guanacevi and Guanajuato are good examples of Endeavour’s business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore-bodies, Endeavour has successfully re-opened and is now expanding these mines to unfold their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

The Company historically funded its exploration and development activities through equity financings and convertible debentures. Equity financings also facilitated the acquisition and development of the Guanacevi and Guanajuato Mines projects. However, since 2004, the Company has been able to finance more and more of its acquisition, exploration, development and operating activities from production cash flows. The Company may continue to engage in equity, debt, convertible debt or other financings, on an as needed basis, in order to facilitate its growth.

OPERATING PERFORMANCE

2011 Financial Highlights (compared to 2010)

  Net earnings increased to $18.8 million ($0.22 per share) compared to a $20.4 million loss ( loss of $0.31 per share)
  Adjusted earnings escalated to $32.4 million ($0.37 per share) compared to $1 .7 million ($0.02 per share)
  Operating cash-flow before working capital changes jumped 103% to $63.9 million
  Mine operating cash-flow rose 92% to $86.4 million
  Revenues climbed 48% to $128.0 million
  Metal held in inventory at year-end included 980,000 oz silver and 5,400 oz gold compared to 127,000 oz silver and 957 oz gold
  Realized silver price up 81% to $35.61 per ounce sold, realized gold price up 27% to $1,570 per ounce sold

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012
  Cash costs decreased 16% to $5.08 per oz silver payable (net of gold credits)
  Working capital rose 39% to $142 .3 million, cash and short term investments increased to $109 .5 million from $91.7 million.

2011 Production Highlights (compared to 2010)

  Silver production up 14% to 3,730,127 oz
  Gold production up 23% to 21,810 oz
  Silver-equivalent production up 15% to 4.7 million oz (45:1 silver:gold ratio and no base metals)
  Optimized Guanacevi mine and plant output at a 1000 tpd
  Expanded Guanajuato mine and plant output from 600 tpd to 1000 tpd
  Expanded Guanajuato plant capacity on time and budget to 1600 tpd to facilitate the 60% mine expansion in 2011 and a further 60% mine expansion in 2012
  Silver proven and probable reserves increased 25% to16.8 million oz

2011 Exploration Highlights

  Silver proven and probable reserves increased by 25% to 16.8 million ounces
  Silver measured and indicated resources up 32% to 36.1 million oz
  Silver inferred resource up 17% to 35.1 million oz
  Extended high grade silver-gold mineralization in each of the Lucero, Karina, Fernanda and Daniela veins at Guanajuato to 500-800 meters long by 100-200 meters vertical and made new discoveries in the La Joya and Belen veins
  Extended high grade silver-gold mineralization in the Santa Cruz vein on the Milache property at Guanacevi to 250 meters long by 150-200 meters vertical
  Discovered moderate grade silver-gold mineralization in each of the Los Negros, Animas, Tajo, Real and Quiteria veins at the San Sebastian property in Jalisco

Q4, 2011 Financial Highlights (compared to Q4, 2010)

  Adjusted loss fell to $1.5 million (loss of $0.03 per share) compared to $6.8 million adjusted earnings ($0.09 per share)
  Operating cash-flow before working capital changes dropped 47% to $5 .6 million
  Mine operating cash-flow dropped 36% to $11.0 million
  Metal held in inventory at year-end included 980,000 oz silver and 5,400 oz gold compared to 271,000 oz silver and 957 oz gold
  Revenues dropped 39% to $17.5 million due to the retention of finished goods inventory in 2011
  Realized silver price up 12% to $27.12 per ounce sold, realized gold price up 22% to $1,664 per ounce sold
  Cash costs decreased 20% to $4.05 per oz silver payable (net of gold credits)

Q4, 2011 Production Highlights (compared to Q4, 2010)

  Silver production up 25% to 1,120,780 oz
  Gold production up 45% to 7,045 oz
  Silver and equivalents production up 29% to 1.4 million oz (at a 45:1 silver:gold ratio)

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

Consolidated Production Results

2011 compared to 2010
Silver production for 2011 was 3,730,127 oz, an increase of 14% compared to 3,285,634 oz for 2010 and gold production was 21,810 oz, an increase of 23% compared to 17,713 oz. Plant throughput was 601,873 tonnes at average grades of 260 gpt of silver and 1.41 gpt of gold as compared to 507,010 tonnes at average grades of 267 gpt of silver and 1.37 gpt of gold. The increased silver and gold production is attributable to a 19% increase in throughput, while silver grades dropped 3% and gold grade increased 3%. The increased tonnage was a result of the completion of the Guanacevi plant expansion completed in Q3, 2010 and the Guanajuato plant expansion completed in Q3, 2011.

Guanacevi Mines Production Results

2011 compared to 2010
Silver production for 2011 was 2,682,035 oz, an increase of 10% compared to 2,448,946 oz in 2010 and gold production was 6,866 oz, an increase of 14% compared to 6,036 oz. Plant throughput was 363,076 tonnes at average grades of 311 gpt silver and 0.69 gpt gold, as compared to 312,087 tonnes at average grades of 324 gpt silver and 0.74 gpt gold in 2010. The Guanacevi operation benefitted from the 2010 expansion achieving an average plant throughput of 995 tonnes per day during 2011, compared to 855 tonnes per day in 2010, meeting management’s 2011 planned throughput. Guanacevi mine development was 6.7 kilometers exceeding planned development by 13%. This development will allow the operations to organically grow throughput an additional 20% in 2012 with minor adjustments to the plant facilities. The increased silver and gold production is attributable to the increased in throughput, offset by the mining of lower grade ores. The improved recoveries are related to the processing of fewer tonnes of the metallurgically complex Porvenir Dos ores.

Guanajuato Mines Production Results

YTD, 2011 compared to YTD, 2010
Silver production for 2011 was 1,048,093 oz, an increase of 25% compared to 836,688 oz in 2010 and gold production was 14,943 oz, an increase of 28% compared to 11,675 oz. Plant throughput was 238,797 tonnes at average grades of 183 gpt silver and 2.51 gpt gold as compared to 194,923 tonnes at average grades of 177 gpt silver and 2.39 gpt gold. The Company completed a plant expansion in Q3, 2011 increasing throughput capacity 66% allowing the Company to increase its Q4 throughput 60% compared to the same period in 2010. The increased throughput is attributed to the increased silver and gold production, while higher ore grades also contribute. The higher silver and gold grades are the result of mining higher grade ores in the Lucero south district.

The Company forecasted production of 3.7 million silver ounces and 19,000 gold ounces which was predicated on the 2011 expansion program at Guanajuato. The discovery of the Lucero south zone in 2010 enabled management to commission a plant expansion at Guanajuato to increase plant capacity 66% and expand the underground workings for a planned $18 million. The plant expansion was re-designed to increase capacity 166% for a marginally higher cost than originally budgeted, resulting in a 1,600 tonnes per day plant capacity at Guanajuato. The Company completed the plant expansion at the end of the third quarter on time and revised budget. Guanajuato mine development was 6.8 kilometers underground enabling the mine to provide expanded feed to the plant, as well as stockpiling ore tonnes for future processing. Continued exploration success in the Lucero South area with the discoveries of the Karina, Fernanda and Daniela veins will allow Endeavour to continue its organic growth and fill the plant to capacity in 2012.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

Comparative Table of Consolidated Mine Operations
Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$per tonne

Production 2011
Q1, 2011	141,942	263	1.36	900,133	5,008	75.0	81.0	4.62	79.30
Q2, 2011	136,958	266	1.36	850,476	4,831	72.7	80.6	6.98	96.69
Q3, 2011	138,592	263	1.47	858,738	4,926	73.4	75.2	5.03	91.47
Q4, 2011	184,381	252	1.45	1,120,781	7,045	75.0	82.0	4.05	84.14
Total	601,873	260	1.41	3,730,128	21,810	74.1	79.8	5.08	87.55
Production 2010
Q1, 2010	112,963	270	1.34	766,210	3,775	78.3	78.7	6.69	79.45
Q2, 2010	123,825	267	1.32	826,439	4,460	77.6	84.9	6.57	86.69
Q3, 2010	126,599	265	1.45	797,054	4,607	73.8	77.8	6.11	81.35
Q4, 2010	143,623	267	1.37	895,931	4,871	72.6	76.7	5.08	80.86
Total	507,010	267	1.37	3,285,634	17,713	75.4	79.4	6.08	82.10
Production 2009
Q1, 2009	85,731	271	1.02	572,785	2,335	78.8	86.7	7.94	74.69
Q2, 2009	90,338	259	1.16	584,486	2,768	77.2	85.0	7.53	79.46
Q3, 2009	93,276	271	1.42	661,903	3,604	79.6	84.6	5.64	78.91
Q4, 2009	115,482	270	1.62	779,344	4,591	77.8	76.2	4.92	79.07
Total	384,827	268	1.33	2,598,518	13,298	78.3	82.6	6.36	78.14

Q4, 2011 : Q4, 2010	28%	-6%	5%	25%	45%	3%	7%	-20%	4%

Q4, 2011 : Q3, 2011	33%	-4%	-1%	31%	43%	2%	9%	-19%	-8%

YTD 2011:YTD 2010	19%	-3%	3%	14%	23%	-2%	0%	-16%	7%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

Comparative Table of Guanacevi Mine Operations
Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries			Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)		Au(%)	$ per oz	$ per tonne

Production 2011 Year:
Q1, 2011	91,104	307	0.70	663,202	1,750	73.8		85.4	8.63	89.11
Q2, 2011	85,594	310	0.69	618,083	1,633	72.5		86.0	10.85	106.55
Q3, 2011	87,662	305	0.83	647,397	1,933	75.3		82.6	9.61	107.05
Q4, 2011	98,716	320	0.56	753,353	1,550	74.2		87.2	9.82	99.41
Total	363,076	311	0.69	2,682,035	6,866	73.9		85.4	9.71	100.34
Production 2010 Year:							3
Q1, 2010	69,522	333	0.74	574,796	1,277	77.2		77.2	8.51	87.97
Q2, 2010	75,701	332	0.80	622,385	1,602	77.0		82.3	9.30	100.61
Q3, 2010	75,039	326	0.77	585,422	1,545	74.4		83.2	8.80	94.71
Q4, 2010	91,825	308	0.65	666,343	1,612	73.3		84.0	8.91	84.53
Total	312,087	324	0.74	2,448,946	6,036	75.3		81.9	8.89	91.64
Production 2009 Year:
Q1, 2009	51,073	326	0.56	409,476	795	79.3		88.1	8.35	81.41
Q2, 2009	53,936	311	0.64	415,775	952	77.1		86.2	10.02	96.86
Q3, 2009	54,791	317	0.69	457,609	1,109	79.3		89.8	8.97	90.82
Q4, 2009	70,832	332	1.17	587,477	2,021	77.7		75.9	6.95	89.68
Total	230,632	322	0.80	1,870,337	4,877	78.3		84.3	8.44	89.80

Q4, 2011 : Q4, 2010	8%	4%	-14%	13%	-4%	1%		4%	10%	18%

Q4, 2011 : Q3, 2011	13%	5%	-33%	16%	-20%	-2%		6%	2%	-7%

YTD 2011: YTD 2010	16%	-4%	-6%	10%	14%	-2%		4%	9%	9%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

Comparative Table of Guanajuato Mine Operations
Period	Plant	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$per oz	$per tonne
Production 2011 Year:
Q1, 2011	50,838	184	2.53	236,931	3,258	78.8	78.8	(6.59)	61.75
Q2, 2011	51,364	192	2.48	232,393	3,198	73.3	78.1	(3.31)	80.25
Q3, 2011	50,930	190	2.57	211,341	2,993	67.9	71.1	(9.02)	64.66
Q4, 2011	85,665	173	2.48	367,428	5,494	77.1	80.3	(7.77)	66.54
Total	238,797	183	2.51	1,048,093	14,943	74.7	77.5	(6.77)	68.07
Production 2010 Year:
Q1, 2010	43,441	168	2.29	191,414	2,498	81.6	79.5	1.23	65.81
Q2, 2010	48,124	166	2.14	204,054	2,858	79.4	86.3	(1.77)	64.81
Q3, 2010	51,560	177	2.45	211,632	3,060	72.1	75.3	(1.33)	61.91
Q4, 2010	51,798	195	2.66	229,588	3,259	70.7	73.6	(6.02)	74.37
Total	194,923	177	2.39	836,688	11,675	75.7	78.5	(2.14)	66.81
Production 2009 Year:
Q1, 2009	34,658	189	1.70	163,309	1,540	77.4	83.3	6.90	64.75
Q2, 2009	36,402	183	1.93	168,711	1,816	77.5	84.3	1.38	53.68
Q3, 2009	38,485	206	2.45	204,294	2,495	80.2	82.3	(1.82)	61.95
Q4, 2009	44,650	171	2.34	191,867	2,570	78.2	76.5	(1.31)	62.24
Total	154,195	187	2.13	728,181	8,421	78.3	81.3	1.01	60.71

Q4, 2011 : Q4, 2010	65%	-11%	-7%	60%	69%	9%	9%	29%	-11%

Q4, 2011 : Q3, 2011	68%	-9%	-3%	74%	84%	14%	13%	-14%	3%

YTD 2011 : YTD 2010	23%	3%	5%	25%	28%	-1%	-1%	216%	2%

Cash Costs and Direct Costs (Non-IFRS Measures)

Cash cost per oz and direct cost per tonne are non-IFRS measures commonly reported in the silver and gold mining industry as benchmarks of performance, but they do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The cash cost per oz and direct cost per tonne are provided to investors and used by management as a measure of the Company’s operating performance. The Company reports its direct cost per tonne of ore processed as the cost of sales net of changes in inventories. The cash cost per oz of silver produced reflects the cost of sales, net of changes in inventories costs, changes in the fair market value gold inventories and gold credits. In prior periods, the Company used cash operating costs as a unit of measure which excluded royalty costs from the cash cost calculation.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

Reconciliation of cash operating cost per oz and direct cost per tonne to cost of sales (2011):

Consolidated (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-11	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11
Direct Production Costs	$39,409	$5,944	$10,997	$12,109	$10,359
Royalties	2,228	516	636	631	445
Add/(Subtract):
Change in Finished Goods Inventories	11,052	9,053	1,044	502	453
Direct Costs	$52,689	$15,513	$12,677	$13,242	$11,257
Add/(Subtract):
Change in By-Product Inventories	(9,297)	(6,657)	(472)	(1,302)	(866)
By-Product gold sales	(24,621)	(4,358)	(7,932)	(6,060)	(6,271)
Cash Costs	$18,771	$4,498	$4,273	$5,880	$4,120
Throughput tonnes	601,873	184,381	138,592	136,958	141,942
Ozs Produced	3,730,128	1,120,781	858,738	850,476	900,133
Ozs Payable	3,692,827	1,109,573	850,152	841,970	891,132
Ozs Sold	2,838,784	400,000	757,548	804,881	876,355
Realized silver price	35.61	27.12	40.72	37.65	33.18
Direct Cost per Tonne US$	$87.54	$84.14	$91.47	$96.69	$79.31
Cash Cost Per Oz US$ *	$5.08	$4.05	$5.03	$6.98	$4.62

Guanacevi Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-11	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11
Direct Production Costs	$26,869	$3,642	$7,084	$8,555	$7,588
Royalties	2,228	516	636	631	445
Add/(Subtract):
Change in Inventories	7,338	5,655	1,664	(66)	85
Direct Costs	$36,435	$9,813	$9,384	$9,120	$8,118
Add/(Subtract):
Change in By-Product Inventories	(2,384)	(1,670)	(371)	(204)	(139)
By-Product gold sales	(8,259)	(819)	(2,852)	(2,274)	(2,314)
Cash Costs	$25,792	$7,324	$6,161	$6,642	$5,665
Throughput tonnes	363,076	98,716	87,662	85,594	91,104
Ozs Produced	2,682,035	753,353	647,397	618,083	663,202
Ozs Payable	2,655,214	745,819	640,923	611,902	656,570
Direct Cost per Tonne US$	$100.35	$99.41	$107.05	$106.55	$89.11
Cash Cost Per Oz US$ *	$9.71	$9.82	$9.61	$10.85	$8.63

Guanajuato Mines Project (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-11	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11
Direct Production Costs	$12,540	$2,302	$3,913	$3,554	$2,771
Add/(Subtract):
Change in Inventories	3,714	3,398	(620)	568	368
Direct Costs	$16,254	$5,700	$3,293	$4,122	$3,139
Add/(Subtract):
Change in By-Product Inventories	(6,913)	(4,987)	(101)	(1,098)	(727)
By-Product gold sales	(16,362)	(3,539)	(5,080)	(3,786)	(3,957)
Cash Costs	$(7,021)	$(2,826)	$(1,888)	$(762)	$(1,545)
Throughput tonnes	238,797	85,665	50,930	51,364	50,838
Ozs Produced	1,048,093	367,428	211,341	232,393	236,931
Ozs Payable	1,037,613	363,754	209,229	230,068	234,562
Direct Cost per Tonne US$	$68.07	$66.54	$64.66	$80.25	$61.75
Cash Cost Per Oz US$ *	($6.77)	($7.77)	($9.02)	($3.31)	($6.59)

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

Reconciliation of cash operating cost per oz and direct cost per tonne to cost of sales (2010):

Consolidated (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-10	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Direct Production Costs	$40,302	$10,901	$10,711	$9,752	$8,938
Royalties	1,212	322	147	515	228
Add/(Subtract):
Change in Inventories	109	391	(559)	468	(191)
Direct Costs	41,623	11,614	10,299	10,735	8,975
Add/(Subtract):
Change in By-Product Inventories	683	807	(1,075)	(70)	1,021
By-Product gold sales	(22,528)	(7,915)	(4,401)	(5,292)	(4,920)
Cash Costs	$19,778	$4,506	$4,823	$5,373	$5,076
Throughput tonnes	507,010	143,623	126,599	123,825	112,963
Ozs Produced	3,285,634	895,931	797,054	826,439	766,210
Ozs Payable	3,252,778	886,973	789,080	818,176	758,549
Ozs Sold	3,260,729	851,094	849,858	772,126	787,651
Realized Silver Price	19.62	24.16	18.46	18.65	16.93
Direct Cost per Tonne US$	$82.10	$80.86	$81.35	$86.69	$79.45
Cash Cost Per Oz US$ *	$6.08	$5.08	$6.11	$6.57	$6.69

Guanacevi Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-10	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Direct Production Costs	$27,648	$6,913	$8,016	$6,785	$5,934
Royalties	1,212	322	147	515	228
Add/(Subtract):
Change in Inventories	(259)	527	(1,056)	316	(46)
Direct Costs	28,601	7,762	7,107	7,616	6,116
Add/(Subtract):
Change in By-Product Inventories	676	585	(255)	63	283
By-Product gold sales	(7,727)	(2,472)	(1,751)	(1,948)	(1,556)
Cash Costs	$21,550	$5,875	$5,101	$5,731	$4,843
Throughput tonnes	312,087	91,825	75,039	75,701	69,522
Ozs Produced	2,448,946	666,343	585,422	622,385	574,796
Ozs Payable	2,424,457	659,681	579,566	616,161	569,049
Direct Cost per Tonne US$	$91.64	$84.53	$94.71	$100.61	$87.97
Cash Cost Per Oz US$ *	$8.89	$8.91	$8.80	$9.30	$8.51

Guanajuato Mines Project (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-10	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Direct Production Costs	$12,654	$3,988	$2,695	$2,967	$3,004
Add/(Subtract):
Change in Inventories	368	(136)	497	152	(145)
Direct Costs	13,022	3,852	3,192	3,119	2,859
Add/(Subtract):
Change in By-Product Inventories	7	222	(820)	(133)	738
By-Product gold sales	(14,801)	(5,443)	(2,650)	(3,344)	(3,364)
Cash Costs	$(1,772)	$(1,369)	$(278)	$(358)	$233
Throughput tonnes	194,923	51,798	51,560	48,124	43,441
Ozs Produced	836,688	229,588	211,632	204,054	191,414
Ozs Payable	828,321	227,292	209,514	202,015	189,500
Direct Cost per Tonne US$	$66.81	$74.37	$61.91	$64.81	$65.81
Cash Cost Per Oz US$ *	($2.14)	($6.02)	($1.33)	($1.77)	$1.23

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

Exploration Results

In 2011, Endeavour’s exploration programs once again delivered some exciting new high grade, silver-gold vein discoveries, which were included in the 2011 year-end NI 43-101 reserve/resource estimate. Endeavour completed a $15 million exploration program last year and drilled 71,440 meters (234,000 feet) in 315 drill holes to test multiple exploration targets in four separate mining districts.

Endeavour currently holds 100% interests in 2,538 hectares (6,273 acres) within the historic silver district of Guanajuato which produced over 1.2 billion ounces (oz) according to the Servicios Geologico de Mexico (SGM). Since acquiring Guanajuato in 2007, Endeavour has discovered multiple, high-grade, silver-gold ore-bodies in the La Luz sub-district southeast of the Lucero/Bolanitos mine and along the Veta Madre ore-bearing structure northwest of the Cebada mine.

In 2011, Endeavour drilled 32,000 meters in 115 holes at Guanajuato, mainly in the Bolanitos mine area, to successfully extend the high grade silver-gold mineralized zones within each of the Lucero, Karina, Fernanda and Daniela veins to several hundred meters long by 200 meters deep. All four veins are higher grade than the current reserves and resources at Guanajuato and the Daniela vein in particular appears to be thicker, has higher gold grades and is still open along strike to the northwest.

Recent drilling highlights at Daniela include 187 grams per tonne (gpt) silver and 6.89 gpt gold over 3.25 meters (m) true width (15.5 ounces per ton (opT) silver equivalent over 10.7 feet (ft) based on a silver: gold ratio of 50:1) in hole DN-36.

High grade silver-gold mineralized zones were also discovered in two new veins, La Joya and Belen, which are sub-parallel to and east of the Daniela vein. Two drill rigs are working full time to extend these mineralized zones and several compelling new vein targets will be drilled elsewhere on the Guanajuato properties this year.

Endeavour currently holds 100% interests in 4,076 hectares (10,071 acres) within the historic silver district of Guanacevi which produced over 450 million oz of silver according to the SGM. Since acquiring Guanacevi in 2004, Endeavour has found multiple high-grade silver ore-bodies along a five kilometer (3 mile) length of the prolific Santa Cruz silver vein.

In 2011, Endeavour drilled 16,000 meters in 56 holes at Guanacevi, mainly in the San Pedro area, and made a new discovery in the Milache area along the Santa Cruz vein to the northwest of the Company’s Porvenir Cuatro mine. The nature and grade of mineralization at Milache is very similar to the other five discoveries along the Santa Cruz vein that Endeavour has developed into mines at Guanacevi since 2004. Underground drilling also continued to expand the mineralization at depth in the Porvenir Norte mine, Endeavour’s largest operating mine in the Guanacevi district.

Recent drilling highlights at Milache include 775 gpt silver and 2.75 gpt gold over 6.75 m true width (26.6 opT silver equivalent over 22.1 ft based on a silver: gold ratio of 50:1) in hole MCH1.5 -1.

Exploration drilling in the San Pedro area at the north end of the Guanacevi district continued to return encouraging drill results from a number of recently discovered mineralized zones on historic mine properties such as Santa Isabel and El Soto.

The Company also expanded its property holdings in the district of Guanacevi by acquiring the La Brisa properties (2,836 hectares), located approximately 10 kilometers southeast of the mine, and the El Compas properties (37 hectares) located in the San Pedro area. Phase 1 drilling on the La Brisa concessions is expected to commence in the first quarter of 2012.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

Endeavour currently holds an option to acquire a 100% interest in 5,466 hectares (13,507 acres) within the historic silver district of San Sebastian which was discovered in 1542 and produced silver on a small scale from multiple historic mines on more than 20 different veins until the Mexican Revolution of 1910. Since optioning San Sebastian in 2010, Endeavour has focused on mapping and sampling six veins in a five kilometer (3 mile) area in the southern half of the property.

In 2011, Endeavour drilled 7,700 meters in 36 holes at San Sebastian to test the Los Negros, Animas, Tajo, Real and Quiteria veins for their ore potential. Five new, moderate grade silver-gold mineralized zones were outlined, many remain open for continued exploration, and there are several veins yet to be drilled.

Recent drilling highlights at San Sebastian include 580 gpt silver and 0.03 gpt gold over 2.20 m true width (16.9 opT silver equivalent over 7.2 ft based on a silver: gold ratio of 50:1) in hole TA04-1.

Endeavour currently holds 100% interests in 32.7 hectares (80.8 acres) within the historic silver district of Parral which produced over 250 million ounces (oz) of silver according to the SGM. Since acquiring Parral in 2006, Endeavour has found by drilling a large, poly-metallic mineralized zone along the Cometa vein along strike from the historic Esmeralda mine.

In 2011, a revised resource was estimated that included an indicated 1.631 million tonnes grading 49 gpt silver, 0.9 gpt gold, 2.87% lead and 2.86% zinc, and an inferred 1.303 million tonnes grading 63 gpt silver, 0.9 gpt gold, 2.55% lead and 2.28% zinc.

In 2011, the Company announced that it has acquired options to purchase the La Presidenta and Lomas Bayas properties in the Copiapo region of northern Chile. The Company drilled 15,000 meters in 103 reverse circulation holes at these properties to test their bulk tonnage, low grade, open pit ore potential. The results were disappointing and the Company has dropped the property options and will now focus on generating new silver opportunities in Chile.

RESERVES AND RESOURCES

The updated NI 43-101 reserve and resource estimates to December 31, 2011 include the Company’s three active silver mining and exploration projects in Mexico, the Guanacevi Mines project in Durango State, the Guanajuato Mines project in Guanajuato State, the Parral Exploration project in Chihuahua State, the Arroyo Seco Exploration project in the Michoacan State and the San Sebastian project in Jalisco State.

The Company retained Micon International Ltd (“Micon”), to update the reserves and resources and audit the newly generated resources to December 31, 2011 for the Guanacevi project. The Qualified Person for reporting the reserves is William J. Lewis, B.Sc. P. Geo., an employee with Micon. The Qualified Persons for reporting the Guanacevi resources, are William J. Lewis, B.Sc., P.Geo, Charley Z. Murahwi, M.Sc., P.Geo, FAusIMM and Alan J. San Martin MAusIMM(CP). The latter two are also Micon employees.

The Company retained Micon, to update the reserves and resources and audit the newly generated resources to December 31, 2011 for the Guanajuato project. The Qualified Person for reporting the Guanajuato reserves is William J. Lewsis, B.Sc., P.Geo., an employee with Micon. The Qualified Persons for reporting the Guanajuato resources are William J. Lewis, B.Sc., P.Geo, Charley Z. Murahwi, M.Sc., P.Geo, FAusIMM and Alan J. San Martin, MAusIMM(CP). The latter two are also Micon employees.

The Company retained Micon, to audit the updated resources to December 31, 2010, based on the then current metal prices for the Parral Project (El Cometa Property). The Qualified Persons for reporting the Parral resources are William J. Lewis, B.Sc., P.Geo, Charley Z. Murahwi, M.Sc., P.Geo, FAusIMM and Dibya Kanti Mukhopadhyay, M.Sc., MAusIMM., who are Micon employees.

The Qualified Persons for reporting the Arroyo Seco resources are David St Clair Dunn, P.Geo, who is a geological consultant and Barry Devlin, P.Geo who is the Company’s Vice President of Exploration.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

The reserve and resource statements for the Guanacevi, Guanajuato, Parral and Arroyo Seco Projects were classified using the definitions and guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum CIM standards on Mineral Resources and Reserves (CIM Standards) and the guidelines of NI 43-101. The information should be read in conjunction with corresponding technical reports. Micon's report for the Parral project was filed March 1, 2011 on Sedar. The Arroyo Seco report filed on Sedar March 21, 2011 was authored by David St Clair Dunn B.Sc.,P.Geo and Barry Devlin M.Sc., P. Geo, who are both Qualified Persons The Guanacevi and Guanajuato technical reports will be filed before April 30, 2012. The mineral reserve figures reported here are in addition to the reported mineral resources.

Reserves and Resources (as of December 31, 2011)

Reserves Proven & Probable
Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Proven
Guanacevi	773,000	304	0.65	7,555,500	16,200
Guanajuato	337,000	189	2.41	2,045,400	26,100
Total Proven	1,110,000	268	1.18	9,575,200	42,200
Probable
Guanacevi	799,000	231	0.39	5,935,400	10,100
Guanajuato	179,000	225	2.63	1,297,200	15,200
Total Probable	978,000	285	0.38	7,232,600	25,300
Total Proven & Probable	2,088,000	250	1.01	16,807,800	67,500

Resources Measured & Indicated
Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Measured
Guanajuato	258,000	177	2.51	1,470,900	20,800
Total Measured	258,000	177	2.51	1,470,900	20,800
Indicated
Guanacevi	2,849,000	217	0.42	19,922,300	38,800
Guanajuato	2,539,000	161	2.20	10,128,300	155,400
San Sebastian	307,000	199	0.55	1,968,000	5,400
Total Indicated	5,695,000	175	1.09	32,018,600	199,600
Total Measured & Indicated	5,953,000	175	1.15	33,489,500	220,400

Resources Inferred
Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Guanacevi	2,013,000	217	0.40	14,050,900	26,200
Guanajuato	1,783,600	167	1.92	9,586,700	110,200
San Sebastian	354,000	211	0.52	2,404,100	5,900
Total Inferred	4,150,600	195	1.07	26,041,700	142,300

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

Silver-Gold-Lead-Zinc Resources (as of December 31, 2010)

Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz	Pb %	Zn%
Resources Indicated
Parral	1,631,000	49	0.90	2,589,900	47,200	2.87	2.86
Total Indicated	1,631,000	49	0.90	2,589,900	47,200	2.87	2.86

Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz	Pb %	Zn%
Resources Inferred
Guanacevi	307,000	98	0.10	962,900	1,000	1.73	3.32
Parral	1,303,000	63	0.88	2,658,900	36,900	2.55	2.28
Arroyo Seco	738,000	220	0.07	5,220,000	1,700	0.65	0.18
Total Indicated	2,348,000	117	0.52	8,841,800	39,600	1.85	1.76

Notes:

1.	Reserve cut-off at Guanacevi is 158 g/t Ag
2.	Reserve cut-off at Guanajuato is 102 g/t Ag
3.	Mining width is 2.0 meters
4.	Dilution is 15% after it has been diluted to a minimum mining width if required
5.	Resource cut-off for the Guanacevi and Guanajuato projects is 100 Ag eq
6.	Reserve and Resource Silver equivalent is 55:1 for Silver to Gold
7.	At the Parral project a cut-off using NSR of $40 is used with the prices listed below
8.	The cut-off used for Arroyo Seco was 100 g/t Ag

Net Smelter Return (NSR) Cut-off Parameters for the Parral Project

Description	Parameter
Gold Price	US $1,000 per oz
Silver Price	US $16 per oz
Lead Price	US $0.65 per lb
Zinc Price	US $0.65 per lb
Gold Recovery (Overall)	75%
Silver Recovery (Overall)	71%
Lead Recovery (Overall)	80%
Zinc Recovery (Overall)	74%
Smelter Terms	Based on generic contract

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

CONSOLIDATED FINANCIAL RESULTS

Selected Annual Information

In thousand of dollars except for per share amounts
	IFRS	IFRS	CAN GAAP

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2011	2010	2009

Revenue	$127,997	$86,510	$50,769

Net earnings (loss):
(i) Total	$18,755	$(20,443)	$(1,926)
(ii) Basic per share	$0.22	$(0.31)	$(0.04)
(iii) Diluted per share	$0.22	$(0.31)	$(0.04)

Dividends per share	$-	$-	$-

	December 31,	December 31,	December 31,
	2011	2010	2009
Total assets	$249,021	$187,097	$105,881
Total long-term liabilities	$36,665	$44,551	$18,240

Review of Consolidated Financial Results

Year ended December 31, 2011 compared with the Year ended December 31, 2010

In Q4, 2011, the Company elected not to sell a significant portion of its metal production on the basis that the gold and silver prices experienced a major correction and the Company would be better served to hold the unsold metal in inventory until such time as the metal prices rebounded. Therefore the following year end financial results do not reflect the sale of full 2011 metal production.

For the year ended December 31, 2011, the Company’s Mine Operating Earnings were $68.8 million (2010: $29.4 million) on Sales of $128.0 million (2010: $86.5 million) with Cost of Sales of $59.2 million (2010: $57.1 million).

Operating Earnings were $47.5 million (2010: $15.6 million) after Exploration costs of $10.2 million (2010: $4.8 million) and General and Administrative costs of $11.1 million (2010: $9.0 million).

Earnings Before Taxes were $35.6 million (2010: Loss Before Taxes $11.8 million) after Mark to Market Loss on Derivative Liabilities (see Adjusted Earnings comment on page 18) of $13.7 million (2010: $22.1 million), Foreign Exchange Loss of $4.7 million (2010: Gain of $1.2 million) and Investment and Other Income of $6.5 million (2010: $0.7 million). In 2010, the Company also had $7.2 million of Finance Costs related to convertible debentures held at the time. The Company realized Net Earnings for the period of $18.8 million (2010: Net Loss of $20.4 million) after an Income Tax Provision of $16.8 million (2010: $8.6 million).

Sales of $128.0 million for the period represent a 48% increase over the $86.5 million for the same period in 2010 primarily due to increased realized silver and gold prices during the period. During the period, the Company sold 2,838,784 oz silver and 17,144 oz gold, for realized prices of $35.61 and $1,570 per oz respectively as compared to sales of 3,260,729 oz silver and 18,192 oz gold for realized prices of $19.62 and $1,238 per oz respectively in 2010.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

The realized prices of $35.61 per oz for silver is 1% higher than the 2011 average spot price, while realized gold prices are equal to the 2011 average spot price. The Company also accumulated 980,109 oz silver and 5,407 oz gold finished goods at December 31, 2011 as compared to 127,097 oz silver and 957 oz gold at December 31, 2010. The cost allocated to these Finished Goods is $18.5 million compared to $2.4 million at December 31, 2010. Due to the correction in metal prices in the 4th quarter 2011, Endeavour management elected to hold a significant portion of the Q4 silver and gold production in inventory rather than sell at the lower prices. Management plans to monitor the metal prices closely and sell some or all of the silver and gold in inventory at appropriately higher metal prices, or if the need arises for more cash.

Cost of Sales for the period was $59.2 million, an increase of 4% over the Cost of Sales of $57.1 million for 2010. The 4% increase in the cost of sales is a result of added labour cost pressures at both operations, increased pumping and power costs at Guanacevi as the North Porvenir mine continues to depth and higher royalty costs as realized silver prices increased 82% and realized gold prices are up 27%. Additionally, the Company’s depreciable assets were depleted at higher rate at both operations with the 2010 reserve adjustments. These Cost of Sales increases were offset by the Company selling 422,000 less silver ounces (13%).

Exploration expenses increased to $10.2 million from $4.8 million in 2010 reflecting management’s decision to increase exploration activities in 2011. General and Administrative expenses increased by 23% to $11.1 million for the period as compared to $9.0 million in 2010 primarily due to an increase in the foreign exchange translation of Canadian dollar denominated expenses as well as higher labour costs for corporate staff.

A significant number of the Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings because these warrants have an exercise price denominated in a currency which is different to the functional currency of the Company. During the period, there was a Mark to Market Loss on Derivative Liabilities (see Adjusted Earnings comment on page 18) of $13.7 million, while the same period in 2010 had a Mark to Market Loss on Derivative Liabilities for $22.1 million. The loss is a reflection of the Company’s share price rising from CAN$7.30 at December 31, 2010 to CAN$9.89 at period-end and a number of warrant exercises during the third quarter while the Company’s share price was significantly higher.

The Company experienced a Foreign Exchange Loss of $4.7 million as compared to a gain of $1.2 million for the same period in 2010. The $4.7 million loss is primarily due to the weakening of the Canadian Dollar against the US Dollar resulting in lower valuations on the Canadian Dollar cash accounts.

The increase in Investment and Other income includes gains of $4.9 million on short term silver and gold options that the Company enters into from time to time as part of its metal sales strategy. There was an Income Tax Provision of $16.8 million as compared to $8.6 million for 2010. The change in the income tax provision is due to the increased profitability of the Company’s Mexican subsidiaries.

Three months ended December 31, 2011 compared with the three months ended December 31, 2010

For the three months ended December 31, 2011, the Company’s Mine Operating Earnings were $6.8 million (2010: $12.1 million) on Sales of $17.5 million (2010: $28.5 million) with Cost of Sales of $10.7 million (2010: $16.4 million).

Operating Earnings were $0.5 million (2010: $8.4 million) after Exploration costs of $3.3 million (2010: $1.0 million) and General and Administrative costs of $3.0 million (2010: $2.7 million).

Loss Before Taxes was $1.3 million (2010: Loss Before Taxes of $11.6 million) after Mark to Market Loss on Derivative Liabilities (see Adjusted Earnings comment on page 18) of $0.3 million (2010: Loss of $21.2 million), Foreign Exchange Loss of $1.5 million (2010: Foreign Exchange Gain of $1.0 million) and Investment and Other Income of $nil (2010: $0.2 million). The Company realized Net Loss for the period of $1.8 million (2010: Net Loss of $14.3 million) after an Income Tax Provision of $0.5 million (2010: $2.7 million).

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

Sales of $17.5 million for the period represent a 39% decrease over the $28.5 million for the same period in 2010 due to management electing to hold a significant portion of the Q4 silver and gold production in inventory rather than sell at the lower prices. During the period, the Company sold 400,000 oz silver and 4,000 oz gold for realized prices of $27.12 and $1,664 per oz respectively as compared to sales of 851,094 oz silver and 5,779 oz gold for realized prices of $24.16 and $1,365 per oz respectively in the same period of 2010.

The realized prices of $27.12 per oz for silver and $1,664 per oz for gold are 15% lower and 1% lower than the average Q4 2011 spot prices of $31.82 per oz and $1,685 per oz respectively due to the timing of the sales. The Company also accumulated 980,109 oz silver and 5,407 oz gold finished goods at December 31, 2011 as compared to 270,536 oz silver and 957 oz gold at December 31, 2010. The cost allocated to these Finished Goods is $18.5 million compared to $2.4 million at December 31, 2011.

Cost of Sales for the period was $10.7 million, a decrease of 35% over the Cost of Sales of $16.4 million for the same period of 2010. As noted above, management decided to carry a significant amount of silver and gold bullion because of the sharp drop in precious metal prices late in the quarter, so actual ounces sold were down in Q4 2011 compared to Q4 2010. On a cost per tonne basis, costs climbed 7% because of industry demands for mining inputs. With respect to our most significant operating cost, labour, the Company is experiencing significant competition for skilled mining professionals from the global market place resulting in higher retention and recruiting costs for the Company.

Exploration expenses increased to $3.3 million from $1.0 million in 2010 reflecting management’s decision to increase exploration activities in 2011. General and Administrative expenses increased by 11% to $3.0 million for the period as compared to $2.7 million in 2010 primarily due to an increase in the foreign exchange translation of Canadian dollar denominated expenses as well as higher labour costs for corporate staff.

A significant number of the Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings because these warrants have an exercise price denominated in a currency which is different to the functional currency of the Company. During the period, there was a Mark to Market Loss on Derivative Liabilities (see Adjusted Earnings comment on page 18) of $0.3 million, while the same period in 2010 had a Mark to Market Loss on Derivative Liabilities of $21.2 million. The loss in the current period is a reflection of the Company’s share price increasing from CAN$9.44 at September 30, 2011 to CAN$9.89 at period-end, while a number of warrant exercises during the third quarter reduced the number of underlying derivatives marked to market.

The Company experienced a Foreign Exchange Loss of $1.5 million as compared to a foreign exchange gain of $1.0 million for the same period in 2010. The $1.5 million loss is primarily due to the weakening of the Canadian Dollar against the US Dollar resulting in lower valuations on the Canadian Dollar cash accounts.

There was an Income Tax Provision of $0.5 million as compared to $2.7 million for 2010. The change in the income tax provision is due to the metal held back from sales in the quarter.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

Summary of Quarterly Results

		Dec. 31, 2011				Dec. 31, 2010
(in US$000s except per share amounts)		Period End				Period End

	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

Total revenues	$17,506	$38,776	$36,363	$35,352	$28,475	$20,091	$19,692	$18,252

Direct costs	5,944	10,997	12,109	10,359	10,901	10,711	9,752	8,938
Royalties	516	636	631	445	322	147	515	228
Mine operating cash flow	$11,046	$27,143	$23,623	$24,548	$17,252	$9,233	$9,425	$9,086

Stock-based compensation	129	170	132	35	201	173	265	55
Amortization and depletion	4,063	4,841	4,247	3,943	5,016	3,853	2,905	3,139
Mine operating earnings / (loss)	$6,854	$22,132	$19,244	$20,570	$12,035	$5,207	$6,255	$5,892

Net earnings (loss):	$(1,793)	$3,097	$16,966	$485	$(14,384)	$(9,573)	$(3,208)	$6,722
Loss (gain) on derivative liabilities	250	5,777	(6,334)	13,965	21,212	4,746	1,761	(5,607)
Adjusted net earnings (loss)	$(1,543)	$8,874	$10,632	$14,450	$6,828	$(4,827)	$(1,447)	$1,115

(i) Basic earnings per share	$(0.03)	$0.04	$0.20	$0.01	$(0.22)	$(0.15)	$(0.05)	$0.11
(ii) Diluted earnings per share	$(0.03)	$0.04	$0.12	$0.01	$(0.20)	$(0.15)	$(0.05)	$0.03
(iii) Diluted adjusted earnings per share	$(0.03)	$0.10	$0.12	$0.16	$0.03	$(0.07)	$(0.02)	$0.03

Mine Operating Cash Flow and Adjusted Earnings (Non-IFRS Measures)

Adjusted earnings is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company previously issued share purchase warrants that have an exercise price denominated in a currency which is different to the functional currency of the Company. Under IFRS, the warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. These adjustments fluctuate significantly quarter to quarter primarily based on the change in the Company’s quoted share price and have a significant effect on reported earnings, while the dilutive impact remains unchanged. Adjusted earnings are used by management and provided to investors as a measure of the Company’s operating performance.

Mine operating cash flow is a non-IFRS measures that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenues minus direct production costs and royalties. Mine operating cash flow is used by management and provided to investors as a measure of the Company’s operating performance.

Quarterly Trends and Analysis

In the 1st quarter of 2010, the Company continued to experience an increase in sales over previous quarters, with the exception of Q4, 2009 where sales reflected the realization of the sale of a large finished goods balance produced in Q3, 2009. Silver production experienced a 2% decrease from Q4, 2009 but was a significant increase compared to prior periods.

In the 2nd quarter of 2010, the Company continued to experience an increase in sales over the previous quarter, with the Company achieving the highest quarterly production at that time with a robust silver price. Silver production experienced a 41% increase from the same period in 2009 and an 8% increase from Q1, 2010.

In the 3rd quarter of 2010, the Company experienced increased sales over the previous quarter. Although the consolidated production was slightly lower than the previous quarter the Company sold more silver ounces in Q3 than Q2 and silver and gold prices remained robust.

In the 4th quarter of 2010, the Company once again realized increased sales over the previous quarter and achieved record production, while silver and gold prices remained robust and provided record sales.

In the 1st quarter of 2011, the Company’s continued to increase production while revenues jumped with the significant rise in silver and gold prices. The Company’s operating costs remained relatively constant, however, the Company notes that the shortage of skilled mining professionals is driving labour costs higher across the industry.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

The Company incurs a significant portion of its operating costs in Mexican Pesos which have appreciated thereby putting upward pressure on our near-term operating costs.

In the 2nd quarter of 2011, the Company continued to increase production while revenues jumped with the significant rise in silver and gold prices. A number of factors affected our cost per tonne in this quarter including an extremely competitive labour market, rising power costs, appreciation of the Mexican Peso to US dollars, supply constraints on re-agents, mining in zones subject to royalties, while we had some one-time equipment availability issues affecting our mined tonnes and plant throughput at Guanacevi. Some of these costs are expected for the foreseeable future, while an expected increase in mined tonnes at Guanajuato will help mitigated rising costs going forward.

In the 3rd quarter of 2011, the Company continued to increase production while revenues climbed with the continued appreciation of silver and gold prices. A number of factors affected our cost per tonne in this quarter including an extremely competitive labour market, rising power costs, appreciation of the Mexican Peso to US dollars, and supply constraints on re-agents. Some of these costs are expected to continue into the foreseeable future, while an expected increase in mined tonnes at Guanajuato starting in the fourth quarter helped mitigate rising costs going forward.

In the 4th quarter of 2011, the Company continued to increase production however Endeavour management elected to hold a significant portion of the Q4 silver and gold production in inventory rather than sell at the lower prices. Management plans to monitor the metal prices closely and sell some or all of the silver and gold in inventory at appropriately higher metal prices, or if the need arises for more cash. A number of factors continue to affect our cost per tonne including an extremely competitive labour market, rising power costs and supply constraints on reagents. These additional costs were offset by the significant production increase at Guanajuato with the plant expansion completed at the end of Q3, 2011 and the depreciation of the Mexican Peso in the fourth quarter.

Transactions with Related Parties

The Company shares common administrative services and office space with Canarc Resource Corp., Caza Gold Corp. and Aztec Metals Corp. (“Aztec”), who are related party companies by virtue of having Brad Cooke and Len Harris as common directors. From time to time, Endeavour will incur third-party costs on behalf of the related parties and an unrelated party, Parallel Resources Ltd., on a full cost recovery basis. The Company has $55,000 receivable related to administration costs outstanding as of December 31, 2011 (December 31, 2010 – $104,000). The Company has provided an allowance for amounts due from Aztec totalling $181,000. The balance has accumulated since 2008 related to use of office space, administrative services and property taxes paid on behalf of a 2007 property transaction.

During the year ended December 31, 2011, the Company paid $126,000 (2010 - $388,000) for legal services to Koffman Kalef LLP, a firm in which the Company’s Corporate Secretary is a partner. As at December 31, 2011 the Company has a $4,000 payable for these legal services (December 31, 2010 - $39,000).

Update on Use of Proceeds from Recent Financings

On December 1, 2010, the Company received net proceeds of Cdn$50.1 million from a prospectus offering of shares. Based on the December 1, 2010 noon exchange rate reported by the Bank of Canada of Cdn$1.00 = US$0.9843, this amount was equivalent to US$49.3 million. As disclosed in the Company’s short form prospectus dated November 24, 2010, US$35 million of the net proceeds from this offering were intended to be used for mine development and plant expansions at the Guanacevi and Guanajuato Mines projects, exploration projects and potential acquisitions as set out in the table below, with the balance of US$14.3 million to be used for working capital. As of December 31, 2010, the company had spent a total of $25 million of the allocated net proceeds. The mine development, plant expansion and exploration programs for 2011 were completed in 2011.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

Any planned expenditures above the allocated amounts have been paid from operating cash flows. There have been no expenditures on potential acquisitions at this time but they remain budgeted for 2012 or beyond.

	Expected	Actual	Variance
Use of proceeds	(US$)	(US$)	(US$)

Mine Development – Guanacevi & Guanajuato	$11,000,000	$11,000,000	$-
Plant expansion – Guanacevi & Guanajuato	7,000,000	7,000,000	-
Exploration	7,000,000	7,000,000	-
Potential acquisitions	10,000,000	-	10,000,000
Total	$35,000,000	$25,000,000	$10,000,000

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents have increased from $68.0 million at December 31, 2010 to $75.4 million at December 31, 2011. The Company had working capital of $142.3 million at December 31, 2011 (December 31, 2010 - $102.1 million). The $40.2 million increase in working capital is primarily a result of cash generated from operations of $48.8 million, offset by operating fluctuations in current asset balances.

Operating activities provided $48.8 million during 2011 compared to providing $30.6 million during the same period in 2010. The significant non-cash adjustments to net earnings of $18.8 million were for the mark to market loss on derivative liability of $13.7 million, a deferred income tax expense provision of $8.0 million, depreciation, depletion of $17.3 million, stock-based compensation of $4.9 million, an unrealized foreign exchange loss of $1.6 million, a gain on the sale of marketable securities of $0.5 million and an increase in non-cash working capital of $15.0 million. The increase in non-cash working capital is primarily due to increased inventories as management elected to hold back a significant portion of its Q4, 2011 production.

Investing activities during the year used $59.8 million as compared to $47.4 million in 2010 with investments in property, plant and equipment totalling $46.9 million compared to $30.0 million in 2010. There was also $13.1 million net invested in short term investments compared to net short term investments of $17.8 million in 2010.

The Company invested a total of $46.9 million in property, plant and equipment during 2011, with all of the amounts settled for cash. Approximately $22.1 million was invested at Guanacevi with $10.5 million spent on mine development, $5.4 million spent on the refining facilities, $5.5 million on mine equipment and $0.6 million on office equipment, building upgrades and vehicles. Guanacevi mine development included 6.7km of underground development, and significant in-fill and underground exploration drilling. The refining facilities expenditures includes $4.4 million for a dry stack tailings plant near completion at year end. The mine equipment expenditures includes $1.6 million for a 115 KV electrical substation designed to improve the power constraints caused by the annual expansions which is expected to be complete in Q1, 2012. The remaining mine equipment is primarily underground pumps, ventilation, and electrical systems required with the underground expansions.

Approximately $24.9 million was invested at Guanajuato with $10.0 million spent on mine development, $7.5 million on the plant expansion, $4.4 million on mobile equipment, $1.4 million on mine equipment and $0.8 million spent on office equipment, building upgrades and vehicles. Guanajuato mine development included 6.8km of underground development, and significant in-fill drilling and extension of the Cebada ore zones to depth. The refining facilities expenditures relates to the plant expansion completed Q3, 2010 taking plant capacity from 600 tpd to a capacity of 1,600 tpd, although by the end of December we were capable of processing 1000tpd. The mobile equipment expenditure was to increase our fleet to meet the increased production planned. The mine equipment is primarily new scoops, underground ventilation and electrical systems required with the underground expansions. The Company spent the remaining $0.9 million on exploration property costs and capital assets for the exploration and corporate offices.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

As at December 31, 2011, the Company held $16.5 million in short term investments and $17.6 million in available for sale investments. The short term investments consist of various government bonds with maturity dates greater than 90 days and various Canadian bank bonds, all deemed to be high grade investments. The available for sale investments consist primarily of Notes receivable (formerly asset backed commercial paper) valued at $3.5 million and marketable securities valued at $14.1 million.

Financing activities during the 2011 year generated $19.9 million as compared to $56.3 million during 2010. During 2011 there was $5.8 million realized from the exercise of stock options and $14.1 million realized from the exercise of share purchase warrants. The primary source of financing in 2010 was a prospectus offering completed on December 1, 2010 where a total of 8,710,000 common shares were issued at CAN $6.15 per common share for gross proceeds of CAN $53.6 million. After payment of a 5% cash commission to the underwriters and other share issuance costs the Company received net proceeds of approximately $49.3 million. During 2010 there was $4.1 million realized from the exercise of stock options, $3.9 million realized from the exercise of share purchase warrants and $1.0 million interest paid on the Convertible Debentures.

As at December 31, 2011, the Company’s issued share capital was $259.4 million representing 87,378,748 common shares compared to $205.9 million representing 80,720,420 common shares at December 31, 2010. Of the 6,658,328 common shares issued during the period, 1,925,000 were issued upon stock option exercises, 4,633,898 were issued on exercise of warrants, 3,600 were issued under the Company’s stock bonus plan, 189,580 were issued upon the exercise of stock options as share appreciation rights, while 93,750 shares previously held in escrow were cancelled.

As at December 31, 2011, the Company had 3,697,000 options to purchase common shares outstanding with a weighted average exercise price of CAN $5.07 and had 2,063,870 share purchase warrants outstanding with a weighted average exercise price of CAN $1.98.

Contingencies

Minera Santa Cruz y Garibaldi SA de CV, a subsidiary of Endeavour, received a MXN$238 million (US$17.0 million) assessment on October 12th, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. During the audit process the Company retained a major international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that the appropriate documentation and support for the expenses was provided and the tax assessment has no legal merit. As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $40,000, plus an estimated additional interest and penalties of $40,000, for which the Company has made a provision in the consolidated financial statements for the year ended December 31, 2010 and submitted during 2011. The Company commenced the appeal process in 2010.

Refinadora Plata Guanacevi SA de CV’s, a subsidiary of Endeavour, received a MXN$63 million (US$4.4 million) assessment on April 12, 2011 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. During the audit process the Company retained a major international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that the appropriate documentation and support for the expenses was provided and the tax assessment has no legal merit, other than as follows. As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $425,000, plus an additional interest and penalties of $460,000, for which the Company has made a provision in the consolidated financial statements. The Company has provided the government a 3% bond and has commenced the appeal process.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

Capital Requirements

The Company plans to invest a total of $42.5 million on capital projects in 2012 with the focus on growing both operations in 2012. The Guanacevi operations has budgeted $21.3 million to operate near 1,200 tpd on average during the year. The primary expenditures will be continued mine development, improvement of the underground ventilation, electrical and pump system and underground drilling amounting to $16.8 million. The remaining expenditures will improve the underground mobile equipment and various capital improvement projects in the plant.

The plan for the Guanajuato operations is to operate at 1,600 tpd by the end of the year requiring $11.9 million on underground development, $4.9 million on plant improvements and $3.8 million on mobile equipment and various capital items. The total planned expenditures for the Gunajuato operations is $20.6 million.

The remaining planned expenditures of $0.6 million are for property payments and exploration assets. These planned expenditures are expected to be financed from mine operating cash flows and current cash balances.

Financial Instruments and Other Instruments

Financial Assets and Liabilities

As at December 31, 2011, the carrying and fair values of our financial instruments by category are as follows:

In thousands of US Dollars

	Held for	Loans &	Available	Financial	Carrying	Fair
	trading	receivables	for sale	liabilities	value	value
	$	$	$	$	$	$

Financial assets:
Cash and cash equivalents		75,434	-	-	75,434	75,434
Investments	16,473	-	17,626	-	34,099	34,099
Accounts receivable	-	7,392	-	-	7,392	7,392
Total financial assets	16,473	82,826	17,626	-	116,925	116,925

Financial liabilities:
Accounts payable and accrued liabilities	-	-	-	12,566	12,566	12,566
Derivative liabilities	-	-	-	13,130	13,130	13,130
Total financial liabilities	-	-	-	25,696	25,696	25,696

Fair value hierarchy

IFRS 7 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The fair values at December 31, 2011 are:

In thousands of US Dollars
	Total	Level 1	Level 2	Level 3
	$	$	$	$

Financial assets:
Investments	34,099	34,099	-	-
Total financial assets	34,099	34,099	-	-

Financial liabilities:
Derivative liabilities	13,130	-	13,130	-
Total financial liabilities	13,130	-	13,130	-

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

The three levels of the fair value hierarchy established by IFRS 7 are as follows:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Money market investments, marketable securities and notes receivable are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

Level 2:	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term.

The Company determines the fair value of the embedded derivative related to its Canadian dollar denominated common share purchase warrants based on the closing price that is a quoted market price obtained from the exchange that is the principal active market for the warrants for publicly traded warrants. For the non- publicly traded warrants, the Company uses Black-Scholes option pricing model to determine the fair value therefore this financial liability has been included in Level 2 of the fair value hierarchy.

Level 3:	Inputs for the asset are not based on observable market data.

The Company has no financial assets or liabilities included in Level 3 of the fair value hierarchy.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, money market investments, notes receivable and value added tax receivable balance. Credit risk exposure on bank accounts and short term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. The notes receivable credit risk exposure is limited by continual discussion with external advisors. Value added tax (“IVA”) receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government.

The carrying amount of financial assets represents the maximum credit exposure.

Below is an aged analysis of the Company’s receivables:

In thousands of US Dollars
	Carrying	Gross	Carrying	Gross	Carrying	Gross
	amount	impairment	amount	impairment	amount	impairment
	December 31, 2011		December 31, 2010		January 31, 2010

Less than 1 month	$2,498	$-	$2,276	$-	$2,641	$-
1 to 3 months	3,485	4	3,177	-	2,262	-
4 to 6 months	21	8	2,720	-	1,318	-
Over 6 months	2,164	764	1,043	760	1,261	800
Total accounts receivable	$8,168	$776	$9,216	$760	$7,482	$800

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

At December 31, 2011, 99% of the receivables that were outstanding over one month are comprised of IVA and income tax receivables in Mexico.

At December 31, 2011 an impairment loss of $595,000 relates to IVA receivable amounts from prior years and $181,000 relates to an allowance on related party receivables. At December 31, 2010 an impairment of $760,000 relates to IVA receivable amounts from prior years.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities and receivables. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover the likely short term cash requirements and commitments.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest risk, and commodity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars, therefore the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company’s convertible debentures were issued in Canadian dollars and related interest expense was incurred in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

The U.S. dollar equivalents of financial assets and liabilities denominated in currencies other than the US dollar as at December 31 are as follows:

In thousands of US Dollars	December 31, 2011		December 31, 2010
	Canadian Dollar	Mexican Peso	Canadian Dollar	Mexican Peso

Financial Assets	$65,339	$12,228	$59,317	$18,346
Financial Liabilities	(14,086)	(7,586)	(30,652)	(6,640)
Net Financial Assets	$51,253	$4,642	$28,665	$11,706

Of the financial assets listed above, $46,539,000 (2010 – $43,743,000) represents cash and cash equivalents held in Canadian dollars, and $3,839,000 (2010 - $9,949,000) represents cash held in Mexican Pesos. The remaining cash balance is held in U.S. dollars. The money market investments and ABCP notes are denominated in Canadian dollars.

As at December 31, 2011, with other variables unchanged, a 5% strengthening of the US dollar against the Canadian dollar would decrease net earnings by $2.4 million due to these financial assets and liabilities.

As at December 31, 2011, with other variables unchanged, a 5% strengthening of the US dollar against the Mexican peso would decrease net earnings by $0.2 million due to these financial assets and liabilities.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk.

Equity Price Risk – Fair values in the Company’s derivative liabilities related to the outstanding warrants are subject to equity price risk. Changes in the market value of the Company’s common shares may have a material effect on the fair value of the Company’s warrants and on net income. As at December 31, 2011, with other variables unchanged, a 10% strengthening of the market price of the Company’s common shares would decrease net earnings by $1.6 million.

Contractual Obligations

The Company had the following contractual obligations at December 31, 2011:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Capital Asset purchases	$850	$850	$-	$-	$-
Operating Lease	1,548	268	550	565	165
Other Long-Term Liabilities	2,729	-	884	1,845	-
Total	$5,127	$1,118	$1,434	$2,410	$165

Outstanding Share Data

As of March 14, 2011, the Company had the following items issued and outstanding:

  87,773,861 common shares
  options to purchase 3,694,800 common shares with a weighted average exercise price of CAN$5.08 per share expiring between January 1, 2013 and June 14, 2017.
  1,726,305 share purchase warrants with a weighted average exercise price of CAN$1.97 per share expiring February 26, 2014.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

ANNUAL OUTLOOK

Financial

In 2012, Endeavour anticipates its financial performance will continue to improve, reflecting the current robust silver and gold prices and another increase in the Company’s precious metal production. Industry-wide inflationary pressures on operating costs in the short term should be largely offset by the new economies of scale attained primarily at the Guanajuato operations and partly at the Guanacevi operations as a result of recent and ongoing mine expansions and optimizations.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

Production
As a result of recent exploration successes at Guanajuato and Guanacevi, the Company has initiated a 60% expansion of mine production at Guanajuato from the current 1,000 tpd output to the 1,600 tpd plant capacity gradually over 2012. At Guanacevi, a 20% mine and plant expansion are planned to increase throughput to 1,200 tpd at Guanacevi by completing certain capital projects started in 2011 and optimizing the fine crushing, ore conveyors, fine ore bin and concentrate handling circuits in the plant. These expansions should facilitate the 8th consecutive year of production growth for the Company. Silver production is forecast to rise 16% in 2012 to 4.3 million oz and gold production is anticipated to increase 24% to 26,000 oz (5.6 million oz of silver equivalent production at the current silver:gold ratio of approximately 50:1). Modest quarterly increases in silver and gold production are anticipated in the first half of 2012 as management focuses on mine development, plant optimization, and other capital programs. However, metal production is expected to accelerate in the second half of 2012 as the capital programs gain traction.

The Company has budgeted a $42.5 million capital expenditure program for 2012, which will be funded from the current cash balance and operating cash flow.

Cash costs (by-product basis) are expected to rise into the $5.50 to $6.00 per oz range as a result of industry-wide rising cost pressures. We expect the cost inflation to be largely offset by the rising gold credits and achieving economies of scale with the higher plant throughputs. Assuming a base case of $30 silver and $1500 gold, Endeavour anticipates its operating profit margin will exceed $24 per silver oz in 2012.

Exploration
In 2012, Endeavour plans an aggressive $15.0 million, 70,000 meter, 250 hole surface exploration drill program to test multiple exploration targets within three of the mining districts where Endeavour is currently active plus any new districts the Company may acquire during the year.

The first priorities will be to follow up the new discoveries made near Endeavour's two mining operations such as the Milache prospect at Guanacevi and the La Joya prospect at Guanajuato and to continue the search for new prospective targets within those two districts. Management is confident that the potential to discover and develop new silver-gold resources at both Guanacevi and Guanajuato remains high.

Endeavour will also continue surface exploration drilling on the San Sebastian properties to extend the known mineralized zones and test new targets. Several new properties were evaluated in Mexico last year and the Company anticipates the acquisition of some new, district scale exploration projects in both Mexico and Chile in 2012.

CHANGES IN ACCOUNTING POLICIES & CRITICAL ACCOUNTING ESTIMATES

Changes in Accounting Policies

Recently released IFRS accounting standards

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for periods ending December 31, 2011 and therefore have not been applied in preparation of the December 31, 2011 consolidated financial statements.

In October 2010, the IASB issued amendments to IFRS 7 – Financial Instruments: Disclosures that improve the disclosure requirements in relation to transferred assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

In December 2010, the IASB issued an amendment to IAS 12 – Income Taxes which provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the determination of mineralized reserves, valuation of notes receivable, impairment of long-lived assets, determination of provision for reclamation and rehabilitation, deferred income taxes and assumptions used in determining the fair value of non-cash based compensation and the warrant derivative liability.

Mineralized reserves and impairment of long lived assets
Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are reevaluated to determine if future exploration is warranted and their carrying values are appropriate.

If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

Provision for reclamation and rehabilitation
Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognized the present value of liabilities for reclamation and closure costs in the period in which they are incurred. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the accretion of discounted underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Deferred income taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

Stock-based compensation
The Company has a share option plan which is described in Note 13(d) of the Company’s consolidated financial statements. The Company records all stock-based compensation for options using the fair value method. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model, with expected volatility based on historical volatility of our stock. We use historical data to estimate the term of the option and the risk free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

Warrant derivative liability
Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants have an exercise price denominated in a currency which is different to the functional currency of the Company (U.S. dollar), the warrants are treated as a financial liability. The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. The publicly traded warrants and warrants with similar characteristics were valued using the quoted market price as of exercise or at period end. For the non-publicly traded warrants, the Company uses Black-Scholes option pricing model to determine the fair value of the Canadian dollar denominated warrants.

RISKS AND UNCERTAINTIES

Precious and Base Metal Price Fluctuations
The profitability of the precious and base metal operations in which the Company has an interest will be significantly affected by changes in the market prices of precious and base metals. Prices for precious and base metals fluctuate on a daily basis, have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Company such as the level of interest rates, the rate of inflation, central bank transactions, world supply of the precious and base metals, foreign currency exchange rates, international investments, monetary systems, speculative activities, international economic conditions and political developments. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. Declining market prices for these metals could materially adversely affect the Company’s operations and profitability.

Fluctuations in the price of consumed commodities
Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other re-agents fluctuate affecting the costs of production at our operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. Our general policy is not to hedge our exposure to changes in prices of the commodities that we use in our business.

Foreign Exchange Rate Fluctuations
Operations in Mexico and Canada are subject to foreign currency exchange fluctuations. The Company raises its funds through equity issuances which are priced in Canadian dollars, and the majority of the exploration costs of the Company are denominated in United States dollars and Mexican pesos. The Company may suffer losses due to adverse foreign currency fluctuations.

Competitive Conditions
Significant competition exists for natural resource acquisition opportunities. As a result of this competition, some of which is with large, well established mining companies with substantial capabilities and significant financial and technical resources, the Company may be unable to either compete for or acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company will be able to acquire any interest in additional projects that would yield reserves or results for commercial mining operations.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

Operating Hazards and Risks
Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, the following: environmental hazards, industrial accidents, third party accidents, unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land-slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, war, rebellion, revolution, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, and the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the operation of mines.

Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, delayed production and resultant losses, increased production costs, asset write downs, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position.

Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry at reasonable terms or at all. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse affect on our business.

Mining Operations
The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations conducted by the Company.

In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Infrastructure
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

Exploration and Development
There is no assurance given by the Company that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, apart from the mineral reserves on the Company’s Guanacevi Mines Project and Guanajuato Mines Project, none of the Company’s properties have any defined ore-bodies with proven reserves.

The economics of developing silver, gold and other mineral properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production. Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Calculation of Reserves and Resources and Precious Metal Recoveries
There is a degree of uncertainty attributable to the calculation and estimation of reserves and resources and their corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company’s properties.

Replacement of Reserves and Resources
The Guanacevi and Guanajuato mines are the Company’s current sources of production. Current life-of-mine plans provide for a defined production life for mining at the Company’s mines. If the Company’s mineral reserves and resources are not replaced either by the development or discovery of additional reserves and/or extension of the life-of-mine at its current operating mines or through the acquisition or development of an additional producing mine, this could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition, including as a result of requirements to expend funds for reclamation and decommissioning.

Acquisition Strategy
As part of the Company’s business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, it may fail to select appropriate acquisition candidates, negotiate appropriate acquisition terms, conduct sufficient due diligence to determine all related liabilities or to negotiate favourable financing terms. The Company may encounter difficulties in transitioning the business, including issues with the integration of the acquired businesses or its personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit its business.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

Integration of New Acquisitions
The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to: identifying acquisitions which fit the Company’s strategy; negotiating acceptable terms with the seller of the business or property to be acquired; and obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

If the Company does make further acquisitions, any positive effect on the Company’s results will depend on a variety of factors, including, but not limited to: assimilating the operations of an acquired business or property in a timely and efficient manner; maintaining the Company’s financial and strategic focus while integrating the acquired business or property; implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment and under a new regulatory regime where it has no direct experience.

Acquiring additional businesses or properties could place increased pressure on the Company’s cash flow if such acquisitions involve cash consideration or the assumption of obligations requiring cash payments. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities.

Foreign Operations
The Company’s operations are currently conducted through subsidiaries principally in Mexico and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company’s mining operations and appropriation of assets. Some of the Company’s operations are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Local opposition to mine development projects could arise in Mexico, and such opposition could be violent. There can be no assurance that such local opposition will not arise with respect to the Company’s Mexican operations. If the Company were to experience resistance or unrest in connection with its Mexican operations, it could have a material adverse effect on its operations and profitability.

To the extent the Company acquires mineral properties in jurisdictions other than Mexico, it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

Government Regulation
The Company’s operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations. The activities of the Company require licenses and permits from various governmental authorities.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

Mexican Tax Assessments
As disclosed under “Contingencies”, two of the Company’s subsidiaries in Mexico have received a tax assessment from Mexican fiscal authorities. While the Company is of the view that the tax assessments have no legal merit and is contesting these, there is no assurance that the Company will be successful or that the Company will not have to pay the full amount of the assessments plus interest and penalties. In the event the Company is unsuccessful, this could negatively impact the Company’s financial position and create difficulties for the Company in the future in dealing with Mexican fiscal authorities. As a result of a detailed review of the Company’s 2006 financial information and delivery of appropriate requested documents to the Mexican fiscal authorities, the Company has estimated that there is no material potential tax exposure.

Obtaining and Renewing of Government Permits
In the ordinary course of business, the Company is required to obtain and renew government permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and possibly involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain and renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability.

Environmental Factors
All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that any future changes in environmental regulation will not adversely affect the Company’s operations. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company’s mineral properties, but are unknown to the Company at present.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

Title to Assets
Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. The Company’s claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company’s properties is disputed it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Employee Recruitment and Retention
Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration, development and operation of mining properties are limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. We could experience increases in our recruiting and training costs and decreases in our operating efficiency, productivity and profit margins. If we are not able to attract, hire and retain qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition.

Potential Conflicts of Interest
The directors and officers of the Company may serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

There is no assurance that the needs of the Company will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger properties and programs; (ii) acquire an interest in a greater number of properties and programs; and (iii) reduce their financial exposure to any one property or program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors and officers of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Third Party Reliance
The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves may hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

Absolute Assurance on Financial Statements
We prepare our financial reports in accordance with accounting policies and methods prescribed by International Financial Reporting Standards. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies and practices are described in more detail in the notes to our annual consolidated financial statements for the year ended December 31, 2011. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control systems for financial reporting. Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance in that regard.

General Economic Conditions
The unprecedented events in global financial markets during the last few years have had a profound effect on the global economy. Many industries, including the gold and silver mining industry, are affected by these market conditions. Some of the key effects of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.

Specifically:
•the global credit/liquidity crisis could affect the cost and availability of financing and our overall liquidity;
•the volatility of gold and silver prices affects our revenues, profits and cash flow;
•volatile energy prices, commodity and consumables prices and currency exchange rates affect our production costs;
•the devaluation and volatility of global stock markets affects the valuation of our equity securities.

These factors could have a material adverse effect on the Company’s financial condition and financial performance.

Passive Foreign Investment Company Consequences
The Company has not made a determination as to whether it is considered a “passive foreign investment company” (a “PFIC”) as such term is defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes for the current tax year and any prior tax years. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

In general, if the Company is or becomes a PFIC, any gain recognized on the sale of securities and any “excess distributions” (as specifically defined in the Code) paid on the securities must be rateably allocated to each day in a U.S. taxpayer’s holding period for the securities. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the securities generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Current market events and conditions
In 2007, 2008 and 2009, the U.S. credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. In 2010 and 2011, this was compounded by the still emerging sovereign debt crisis in Europe.As a result, general economic conditions have deteriorated, including declining consumer sentiment, increased unemployment, declining economic growth and uncertainty about corporate earnings.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

These unprecedented disruptions in the credit and financial markets have had a significant material adverse effect on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to it or at all.

Substantial Volatility of Share Price
In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The price of the Company’s common shares is also likely to be significantly affected by short-term changes in mineral prices or in the Company’s financial condition or financial performance as reflected in its quarterly financial reports. Other factors unrelated to the Company’s performance that may have an effect on the price of its common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the Company’s common shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the Company’s common shares that persists for a significant period of time could cause the Company’s securities to be delisted from the Toronto Stock Exchange and New York Stock Exchange, further reducing market liquidity.

Differences in U.S. and Canadian reporting of reserves and resources
The Company’s reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements as the Company generally reports reserves and resources in accordance with Canadian practices. These practices are different from those used to report reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States issuers. In the United States, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report "resources" only as in-place tonnage and grade without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this MD&A, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Adequacy of internal control over financial reporting as per the requirements of the U.S. Sarbanes-Oxley Act
The Company documented and tested, during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the U.S. Sarbanes-Oxley Act ("SOX"). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditor addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively affect the trading price of its common shares or market value of its other securities.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX.

Potential dilution of present and prospective shareholdings
In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares or the issue of securities convertible into common shares. The Company cannot predict the size of future issues of common shares or the issue of securities convertible into common shares or the effect, if any, that future issues and sales of the Company’s common shares will have on the market price of its common shares. Any transaction involving the issue of shares, or securities convertible into shares, could result in dilution, possibly substantial, to present and prospective holders of shares.

Lack of Dividends
No dividends on the Company’s common shares have been paid to date. The Company currently plans to retain all future earnings and other cash resources, if any, for the future operation and development of its business. Payment of any future dividends, if any, will be at the discretion of the Board of Directors after taking into account many factors, including the Company’s operating results, financial condition, and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders
Sales of a large number of the Company’s common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

Claims Under U.S. Securities Laws
The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the independent registered chartered accountants who have audited the Company’s financial statements and some or all of the Company’s directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company’s assets and said persons are located outside the United States. As a result, it may be difficult for holders of the Company’s common shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States

Financial Instruments
The Company currently has an investment in notes received upon the restructuring of asset-backed commercial paper (“ABCP”). There can be no assurances that the value of the notes receivable will not experience fluctuations in value.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

From time to time, the Company may use certain financial instruments to manage the risks associated with changes in silver prices, interest rates and foreign currency exchange rates. The use of financial instruments involves certain inherent risks including, among other things: (i) credit risk, the risk of default on amounts owing to the Company by the counterparties with which Company has entered into such transaction; (ii) market liquidity risk, the risk that the Company has entered into a position that cannot be closed out quickly, either by liquidating such financial instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk, the risk that, in respect of certain financial instruments, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

CONTROLS AND PROCEDURES

The Company’s officers and management are responsible for establishing and maintaining disclosure controls and procedures for the Company. Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as is appropriate to permit timely decisions regarding public disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

At the end of the period covered by this MD&A management conducted an evaluation, including the CEO and CFO, of the effectiveness of the Company’s disclosure controls and procedures pursuant to National Instrument 52-109 “Certification of Disclosure in Issuers Annual and Interim Filings” (“NI 52-109”) and Rule 13a -15(b) of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this MD&A the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits is (i) recorded, processed, summarized and reported, within the time periods specified under applicable securities legislation in Canada and in the U.S. Securities and Exchange Commission’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in NI 52-109 and in Rules 13a-15(b) of the U.S. Exchange Act). A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2011, the Company’s internal control over financial reporting is effective. Also, management determined that there were no material weaknesses in the Company’s internal control over financial reporting as at December 31, 2011.

Changes in Internal Control over Financial Reporting
There have been no changes that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

On February 13, 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises would be required to adopt International Financial Reporting Standards (“IFRS”) in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011. Accordingly, the Company has transitioned from Canadian GAAP reporting and has reported under IFRS for the year ended December 31, 2011, with restatement of comparative information presented.

FIRST TIME ADOPTION OF IFRS

The Company adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. Under IFRS 1 First time adoption of International Financial Reporting Standards (IFRS 1), the IFRS standards are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to deficit, with IFRS 1 providing for certain optional and mandatory exemptions to this principle.

The Company has elected to apply the following optional exemptions

Share-based payment transactions
IFRS 1 allows that full retrospective application may be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any real liabilities. A first-time adopter can elect to not apply IFRS 2 to share-based payments granted after November 7, 2002 that vested before the later of (a) the date of transition to IFRS and (b) January 1, 2005. The Company has elected this exemption and has applied IFRS 2 to only unvested stock options as at January 1, 2010 being the transition date

Business Combinations
|IFRS 1 allows that a first-time adopter may elect not to apply IFRS 3 Business Combinations (IFRS 3) retrospectively to business combinations prior to the date of transition avoiding the requirement to restate prior business combinations. The Company has elected to apply IFRS 3 to business combinations that occur on or after January 1, 2010.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

Decommissioning Liabilities
IFRS requires specified changes in a decommissioning or similar liability to be added or deducted from the cost of the asset to which it relates. The adjusted depreciable amount is then depreciated prospectively over its remaining useful life. IFRS 1 allows a first time adopter to not comply fully with these accounting requirements for changes in such liabilities that occurred before the date of transition and instead apply a simplified method which is set out in IFRS 1. The Company has elected this exemption.

Cumulative translation differences
IFRS 1 allows that a first-time adopter may elect to deem all cumulative translation differences to be zero at the date of transition. The Company has elected this exemption and as such the cumulative translation amount of $212,000 previously included in other comprehensive income has been reallocated to deficit.

Borrowing Costs
Borrowing costs related to the acquisition, construction or production of qualifying assets must be capitalized under IAS 23(R). This is effective for fiscal years beginning on or after January 1, 2009, with earlier application permitted. IFRS 1 allows the effective date to be the date of transition to IFRS rather than January 1, 2009. The Company has elected this exemption and as such there is no difference between Canadian GAAP and IFRS on transition.

Fair value as deemed cost
The Company may elect either two options when measuring the value of its assets under IFRS. It may elect, on an asset by asset basis, to use either historical cost as measured under retrospective application of IFRS or fair value of an assets at opening statement of financial position date. The Company has elected to use historical cost for its assets.

Reconciliation to previously reported financial statements
A reconciliation of the above noted changes is included in these following Consolidated Statements of Financial Position and Consolidated Statements of Comprehensive Income for the dates noted below. The effects of transition from GAAP to IFRS on the cash flow are not material; therefore a reconciliation of cash flows has not been presented.

Transitional Consolidated Statement of Financial Position Reconciliation – January 1, 2010
Consolidated Statement of Financial Position Reconciliation – December 31, 2010.
Consolidated Statement of Operations and Comprehensive Income Reconciliation – December 31, 2010.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

The January 1, 2010 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

		January 1,	Effect of	January 1,
(expressed in US$000s )	Ref	2010	Transition to IFRS	2010
		CAN GAAP		IFRS
ASSETS
Current assets
Cash and cash equivalents		$26,702	$-	$26,702
Available for sale investments		4,521		4,521
Accounts receivable and prepaids		7,467		7,467
Inventories	e)	6,100	(68)	6,032
Due from related parties		243		243
Total current assets		45,033	(68)	44,965
Long term deposits		1,153		1,153
Redemption call option on covertible debentures	f)	2,693	(2,693)	-
Mineral property, plant and equipment	b) e)	57,002	(1,577)	55,425
Total assets		$105,881	$(4,338)	$101,543

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$5,230	$-	$5,230
Current portion of promissory note		231		231
Accrued interest on convertible debentures		254		254
Income taxes payable		545		545
Total current liabilities		6,260	-	6,260

Promissory note		248		248
Provision for reclamation and rehabilitation	b)	1,740	278	2,018
Deferred income tax liability	e)	8,103	(558)	7,545
Liability portion of convertible debentures	f)	8,149	(4,483)	3,666
Convertible debenture derivative liability	f)	-	21,926	21,926
Warrant Derivative Liability	d)	-	7,823	7,823
Total liabilities		24,500	24,986	49,486

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 60,626,203	d) f)	112,173	(2,760)	109,413
Equity portion of convertible debentures	f)	2,164	(2,164)	-
Contributed surplus	a)	12,948	(5,629)	7,319
Accumulated comprehensive income	c)	749	(212)	537
Deficit		(46,653)	(18,559)	(65,212)
Total shareholders' equity		81,381	(29,324)	52,057
		$105,881	$(4,338)	$101,543

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

The December 31, 2010 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

		December 31,	Effect of	December 31,
(expressed in US$000s )	Ref	2010	Transition to IFRS	2010
		CAN GAAP		IFRS
ASSETS
Current assets
Cash and cash equivalents		$68,037		$68,037
Short term investments		20,009		20,009
Marketable securities		81		81
Notes receivable		3,551		3,551
Accounts receivable and prepaids		10,299		10,299
Inventories	e)	12,971	(88)	12,883
Due from related parties		218		218
Total current assets		115,166	(88)	115,078
Long term deposits		778		778
Mineral property, plant and equipment	b) e)	72,479	(1,238)	71,241
Total assets		$188,423	$(1,326)	$187,097

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$9,464		$9,464
Current portion of promissory note		231		231
Income taxes payable		3,260		3,260
Total current liabilities		12,955		12,955

Promissory note		56		56
Provision for reclamation and rehabilitation	b)	2,242	282	2,524
Deferred income tax liability	e)	14,157	(1,534)	12,623
Warrant Derivative Liability	d)	-	29,348	29,348
Total liabilities		29,410	28,096	57,506

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 80,720,420	d) f)	183,296	22,566	205,862
Contributed surplus	a) d)	13,635	(5,842)	7,793
Accumulated comprehensive income	c)	1,656	(212)	1,444
Opening deficit		(46,653)	(18,412)	(65,065)
Deficit		7,079	(27,522)	(20,443)
Total shareholders' equity		159,013	(29,422)	129,591
		$188,423	$(1,326)	$187,097

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

The Canadian GAAP consolidated statement of operations and comprehensive income for the year ended December 31, 2010 has been reconciled to IFRS as follows:

		December 31,	Effect of	December 31,
(expressed in US$000s except per share amounts)	Ref	2010	Transition to IFRS	2010
		CAN GAAP		IFRS

Revenue		$86,510		$86,510

Cost of sales:
Direct costs	g)	41,514	(1,212)	40,302
Royalties	g)	-	1,212	1,212
Stock-based compensation	g)	-	694	694
Amortization and depletion	b) e) g)	15,447	(534)	14,913
		56,961	160	57,121

Mine operating earnings		29,549	(160)	29,389

Expenses:
Exploration	g)	4,283	543	4,826
General and administrative	g)	5,485	3,513	8,998
		9,768	4,056	13,824

Income from operations		19,781	(4,216)	15,565

Mark-to-market gain (loss) on derivative liabilities	d) f)	-	(22,113)	(22,113)
Finance costs	f) g)	-	(7,233)	(7,233)

Other income (expense):
Mark-to-market gain on redemption call option	f)	703	(703)	-
Accretion of convertible debentures	g)	(1,088)	1,088	-
Stock-based compensation	a) g)	(4,679)	4,679	-
Foreign Exchange	e) f)	1,156	89	1,245
Gain (loss) on marketable securities		195		195
Investment and other income		478		478
		(3,235)	5,153	1,918

Income before income taxes		16,546	(28,409)	(11,863)

Income tax expense:
Current income tax expense		3,786		3,786
Deferred income tax expense	e)	5,681	(887)	4,794
		9,467	(887)	8,580

Net income (loss) for the period		7,079	(27,522)	(20,443)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities		22		22
Unrealized gain on notes receivable		953		953
Unrealized foreign exchange gain (loss) on available for sale securities		127		127
Reclassification adjustment for loss (gain) included in net income		(195)		(195)
		907	-	907
Comprehensive income (loss) for the period		7,986	(27,522)	(19,536)

Basic earnings per share based on net earnings		$0.11	$(0.43)	$(0.31)

Diluted earnings per share based on net earnings		$0.10	$(0.42)	$(0.31)

Basic weighted average number of shares outstanding		65,646,786	65,646,786	65,646,786

Diluted weighted average number of shares outstanding		69,122,226	69,122,226	65,646,786

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

Adjustments on transition to IFRS:
The following is a summary of the significant accounting differences considered as part of the IFRS transition project and, where appropriate, the quantification of the adjustments required as of the transition date and for the comparative period.

Functional currency and foreign exchange translation
Canadian GAAP requires an entity to determine whether a subsidiary is an integrated or self sustaining entity based on the functional currency of the parent company. This determination dictates the method of foreign exchange translation for the consolidated financial statements. Under IFRS an entity is required to assess its functional currency independently for each entity within a consolidated group. The Company has completed its assessment and has determined that there is no change to the functional currency of its entities.

Componentization of mineral property, plant and equipment\
IFRS requires entities to componentize all long lived assets and record amortization on a component-by-component basis whereas under Canadian GAAP the concept of componentization may not be applied on as rigorous a basis as under IFRS therefore differences in practice may arise. The Company has completed its assessment on all long-lived assets in order to determine if a material difference exists between the application of componentization under Canadian GAAP and that to be applied under IFRS. The Company has determined that there is no material impact.

Asset impairment
Both Canadian GAAP and IFRS require an entity to undertake quantitative impairment testing where there is an indication of impairment. Further there is a requirement under IFRS for the Company to assess whether indicators of impairment exist at the date of transition to IFRS.

Unlike Canadian GAAP, IFRS requires impairment charges to be reversed if circumstances leading to the impairment no longer exist. The Company has no historic impairment charges which could be reversed as of the transition date.

As at the transition date, there were no indications of impairment under IFRS identified by management, therefore no formal quantitative impairment was undertaken.

Adjustments on transition to IFRS:

(a) Share-based payment transactions

On transition to IFRS the Company has elected to change its accounting policy for the treatment of amounts recorded in contributed surplus which relate to vested stock options which expire unexercised. Under IFRS amounts recorded for expired unexercised vested stock options will be transferred to deficit on the date of expiry. Previously the Company’s Canadian GAAP policy was to leave such amounts in contributed surplus.

Impact on Consolidated Statements of Financial Position
(expressed in US$000s )
	December 31	January 1
	2010	2010
Contributed surplus	$(5,724)	$(5,577)
Adjustment to deficit	$5,724	$5,577

A further difference is that IFRS 2 requires that forfeiture estimates be recognized in the period they are estimated and revised for actual forfeitures in subsequent periods, whereas under the Company’s Canadian GAAP policy forfeitures of awards have been recognized as they occur. On application of the IFRS 1 exemption noted previously, this change in accounting was applied only to unvested awards as of the transition date.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

Impact on Consolidated Statements of Financial Position
(expressed in US$000s )
	December 31	January 1
	2010	2010
Contributed surplus	$(118)	$(52)
Adjustment to deficit	$118	$52

Impact on Consolidated Statements of Operations and Comprehensive Income
(expressed in US$000s )
Year ended
December 31
2010
Stock-based compensation	$(66)
Adjustment to comprehensive loss	$(66)

(b) Provision for reclamation and rehabilitation

The primary differences between IFRS and Canadian GAAP for reclamation and rehabilitation provisions include the basis of estimation for undiscounted cash flows, the discount rate, frequency of liability re-measurement and the recognition of a liability when a constructive obligation exists. Canadian GAAP requires a liability to be recognized when there is a legal obligation whereas IFRS expands the recognition principle by requiring that a liability be recorded if there is a legal or constructive obligation.

Canadian GAAP requires the estimate of undiscounted cash flows to be based on the amount that a third party would demand to assume the obligation, whereas IFRS focuses on management’s best estimate of the expenditures required to settle the obligation. Under Canadian GAAP the discount rate used to determine the present value of the liability is the credit-adjusted risk free rate for the entity whereas IFRS requires the use of a discount rate that reflects the risks specific to the liability. Under Canadian GAAP the Company’s provision for reclamation and rehabilitation is remeasured when there is a change in the amount or timing of cash flows required to settle the obligation whereas IFRS requires the re-measurement at each reporting date.

On consideration of the differences noted in the above paragraph, an adjustment is required to reflect the impact of applying a discount rate specific to the liability. The adjustment to the provision for the change in discount rate was recorded against mineral property, plant and equipment in accordance with the IFRS 1 exemption described above.

Impact on Consolidated Statements of Financial Positon
(expressed in US$000s )
	December 31	January 1
	2010	2010
Property, plant and equipment	$275	$278
Provision for reclamation and rehabilitation	282	278
Adjustment to deficit	$(7)	$-

Impact on Consolidated Statements of Comprehensive Income
(expressed in US$000s )
Year ended
December 31
2010
Depreciation and depletion	$7
Adjustment to comprehensive loss	$7

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

(c) Cumulative translation differences

At the date of transition under Canadian GAAP there was a cumulative translation adjustment relating to the Company’s change in functional currency in 2007. The Company has chosen to apply the related IFRS 1 election and has eliminated the cumulative translation difference.

Impact on Consolidated Statements of Financial Position
(expressed in US$000s )
	December 31	January 1
	2010	2010
Accumulated comprehensive income	$(212)	$(212)
Adjustment to deficit	$212	$212

(d) Warrant Derivative Liability

Under IFRS, the warrants issued by the Company with an exercise price denominated in a currency other than its functional currency must be classified as liabilities (as they do not meet the definition of an equity instrument) and are recognized at fair value with changes in fair value being recognized as a profit or loss. There is no such requirement under Canadian GAAP as warrants issued by the Company meet the definition of an equity instrument. The Company’s outstanding warrants are denominated in Canadian dollars and the functional currency is the US dollar therefore the Company will recognize the warrants as a liability with changes to the fair value of the liability being recognized in net earnings.

The Company’s publicly traded warrants were valued based on the quoted market value of these warrants as of January 1, 2010 and December 31, 2010 are classified in Level 1 of the fair value hierarchy. The non-publicly traded warrants have been valued using Black-Scholes valuation model and are classified in Level 2 of the fair value hierarchy.

Impact on Consolidated Statements of Financial Position
(expressed in US$000s)
	December 31	January 1
	2010	2010
Warrant derivative liability	$29,348	$7,823
Common shares	(1,594)	(3,719)
Adjustment to deficit	$27,754	$4,104

Impact on Consolidated Statements of Comprehensive Income
(expressed in US$000s)
Year ended
December 31
2010
Mark to market gain loss on derivative liability	$(23,650)
Adjustment to comprehensive loss	$(23,650)

(e) Income Tax

There are a number of differences between Canadian GAAP and IFRS related to income taxes with the three that are most significant to the Company being the calculation of temporary differences on non-monetary items, the initial recognition exemption (the “IRE”) on an asset acquisition and inflation adjustments on tax assets.

Initial recognition exemption
Under Canadian GAAP deferred tax liabilities (“DTL”) arising from temporary differences at the date an asset is acquired are recognized using a circular calculation with the other side recognized against the asset. Under IFRS, in the circumstances described above, deferred tax is prohibited from being recognized. Under Canadian GAAP deferred tax was recognized using the above methodology for the Minera Santa Cruz y Garibaldi S.A. de C.V. and Metalurgica Guanacevi S.A. de C.V. asset acquisitions.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

Calculation of temporary difference on non-monetary items
Under Canadian GAAP, deferred tax balances are calculated in the currency in which the taxes are paid and then converted to the accounting presentation currency at the current exchange rate whereas IFRS requires that deferred taxes be determined in an entity’s functional accounting currency by comparing the historic non monetary accounting basis to the tax basis converted at the current exchange rate. Adjustments arise from this different treatment when an entity’s functional currency differs from that in which the entity calculates and pays tax. The Company’s adjustments for this difference primarily relate to the Mexican subsidiaries which have significant mineral property, plant and equipment balances recorded.

Inflationary adjustments on tax assets
Under Canadian GAAP, when the tax basis of assets is adjusted for inflation the inflationary impact is not recognized whereas under IFRS, the revaluation of the tax base for inflation is recognized in profit or loss.

Impact on Consolidated Statements of Financial Position
(expressed in US$000s)
	December 31	January 1
	2010	2010
Inventory	$(88)	$(68)
Property, plant and equipment	(1,513)	(1,855)
Deferred income tax liability	(1,534)	(158)
Adjustment to deficit	$(67)	$(1,765)

Impact on Consolidated Statements of Operations and Comprehensive Income
(expressed in US$000s)
Year ended
December 31
2010
Depreciation and depletion	$(322)
Foreign exchange gain (loss)	89
Deferred income tax expense	(887)
Adjustment to comprehensive loss	$(1,298)

(f) Convertible Debentures

Under Canadian GAAP, the asset, liability and equity components of the Company’s convertible debentures are separately determined and classified on the consolidated statements of financial position. The asset portion represents the value of the Company’s redemption option. The liability component represents the amortized cost of the host debt contract, while the equity component reflects the residual value at inception after determination of the fair value of the host debt contract and redemption option at inception. Transaction costs were allocated proportionately to the host debt and equity components at the inception date.

Under IFRS, due to the conversion option’s exercise price being denominated in a currency other than the Company’s functional currency, the holders’ conversion feature is also considered an embedded derivative. As such all components of the convertible debentures are presented on the consolidated statements of financial position as financial liabilities. Under IFRS the conversion and redemption features were separated from the host contract and accounted for as a net derivative instrument.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

Impact on Consolidated Statements of Financial Position
(expressed in US$000s)
	December 31	January 1
	2010	2010
Redemption option on convertible debentutre	$-	$(2,693)
Liability portion of convertible debentures	-	(4,483)
Convervitble debenture derivative liability	-	21,926
Common shares	24,160	959
Equity portion of convertible debenture	-	(2,164)
Adjustment to deficit	$24,160	$18,931

Impact on Consolidated Statements of Comprehensive Income
(expressed in US$000s)
Year ended
December 31
2010
Mark to market gain (loss) on derivative liability	$1,538
Mark to market gain on redemption call option	(703)
Foreign exchange gain (loss)	-
Finance Costs	6,063

(g) Presentation Adjustments

Stock-based compensation

In the Company’s statement of operations prepared in accordance with Canadian GAAP the stock-based compensation was disclosed as a separate line item whereas under IFRS the Company has allocated this amount based on the underlying function which results in a reallocation of the costs.

Impact on Consolidated Statements of Comprehensive Income
(expressed in US$000s)
Year ended
December 31
2010
Stock-based compensation	$(4,613)
Production cost	694
Exploration cost	436
General and administrative	3,483
Adjustment to comprehensive loss	$-

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 14, 2012

Finance Costs

In the Company’s statement of operations prepared in accordance with Canadian GAAP the accretion of convertible debentures, interest expense and accretion on asset retirement obligations were presented as; accretion of convertible debentures, and within general and administration and depletion & depreciation, respectively. Under IFRS the Company has presented these amounts within Finance costs.

Impact on Consolidated Statements of Comprehensive Income
(expressed in US$000s)
Year ended
December 31
2010
Accretion of convertible debenture	$(1,088)
General and administrative	$(39)
Depletion and depreciation	$(43)
Finance costs	1,170
Adjustment to comprehensive loss	$-

Corporate and exploration depreciation

In the Company’s statement of comprehensive income prepared in accordance with Canadian GAAP the depreciation on corporate and exploration assets was included with depreciation and depletion whereas under IFRS the Company has allocated these amount based on the underlying function which results in a reallocation of the costs to general and administrative and exploration.

Impact on Consolidated Statements of Comprehensive Income
(expressed in US$000s)
Year ended
December 31
2010
Depreciation and depletion	$(176)
General and administrative	69
Exploration	107
Adjustment to comprehensive loss	$-